UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2019

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

March 12, 2019

To whom it may concern,

Company name:	Mizuho Financial Group, Inc.

Representative:	Tatsufumi Sakai, President & Group CEO

Code Number:	8411 (Tokyo Stock Exchange 1st Section)

Additional acquisition of the shares of common stock of IBJ Leasing Company, Limited by Mizuho Bank, Ltd.

Mizuho Financial Group, Inc. (head office: Chiyoda-ku, Tokyo; President & Group CEO: Tatsufumi Sakai; “Mizuho Financial Group”) hereby announces that today our consolidated subsidiary, Mizuho Bank, Ltd. (head office: Chiyoda-ku, Tokyo; President & CEO: Koji Fujiwara; “Mizuho Bank”), has decided to additionally acquire 648,000 shares of common stock of IBJ Leasing Company, Limited (head office: Minato-ku, Tokyo; President & CEO: Hiroshi Motoyama; “IBJ Leasing”) held by the existing shareholder by off-market negotiated transaction. The implementation date of the negotiated transaction is planned on March 29, 2019.

Consequently, together with the shares of common stock of IBJ Leasing that Mizuho Financial Group already holds and Mizuho Bank will acquire through the subscription of the entire shares of common stock of IBJ Leasing to be issued and the share transfer from the existing shareholders by off-market negotiated transaction under “Signing of the Capital and Business Alliance Agreement between Mizuho Bank, Ltd. and IBJ Leasing Company, Limited” released on February 26, 2019, Mizuho Financial Group, its group as a whole, shall hold 23.5% of the shares of common stock of IBJ Leasing.

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